MDwerks, Inc.

12 Park Mirage Lane

Rancho Mirage, CA 92270

Date: August 23, 2021

James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

(202) 551-3536

Re:	MD Werks Inc.
Amendment to Registration Statement on Form 10
Filed August 6, 2021
File No. 000-56299

In response to our telephone conversation on August 20, 2021, we hereby confirm that the company By-laws filed as Exhibit 3.2 on its Form 10 filed with the SEC on June 23, 2021, are genuine and complete and the By-laws of MDwerks, Inc. have not been amended since filed with the SEC Registration Statement on Form SB-2 filed with the SEC on August 12, 2004.

Sincerely,

/s/ Michael Gelmon

Michael Gelmon

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer